Exhibit 99.3

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF OPERATIONS

(Unaudited, in millions)

	Nine Months Ended September 30,
	2021	2020
Revenue:
Instant products	$504	$426
Lottery systems	265	237
Total revenue	769	663
Operating expenses:
Cost of instant products(1)	239	207
Cost of lottery systems(1)	167	159
Selling, general and administrative	78	58
Research and development	4	1
Depreciation and amortization	42	47
Restructuring and other	1	11
Operating income	238	180
Other income:
Earnings (loss) from equity investments	35	(5)
Other (expense) income, net	(5)	8
Total other income, net	30	3
Net income before income taxes	268	183
Income tax expense	(66)	(52)
Net income	$202	$131

(1)	Excludes depreciation and amortization.

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, in millions)

	Nine Months Ended September 30,
	2021	2020
Net income	$202	$131
Other comprehensive (loss) income:
Foreign currency translation (loss) income, net of tax	(15)	15
Pension and post-retirement (loss) gain and other, net of tax	(1)	1
Total other comprehensive (loss) income	(16)	16
Total comprehensive income	$186	$147

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED BALANCE SHEETS

(Unaudited, in millions)

	As of
	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$30	$61
Restricted cash	2	1
Receivables, net of allowance for credit losses of $6 and $4, respectively	182	153
Inventories	79	72
Contract assets	75	86
Prepaid expenses, deposits and other current assets	18	38
Total current assets	386	411
Non-current assets:
Property and equipment, net	171	169
Operating lease right-of-use assets	31	27
Goodwill	365	353
Intangible assets, net	70	65
Software, net	64	63
Equity investments	258	259
Other assets	10	9
Total assets	$1,355	$1,356
LIABILITIES AND PARENT'S EQUITY
Current liabilities:
Accounts payable	$62	$51
Contract liabilities	47	47
Accrued liabilities	114	109
Total current liabilities	223	207
Deferred income taxes	34	34
Operating lease liabilities	24	21
Long-term license liabilities	24	29
Pension liabilities	27	31
Other long-term liabilities	26	17
Total liabilities	358	339
Parent's equity:
Accumulated net parent investment	1,033	1,037
Accumulated other comprehensive loss	(36)	(20)
Total Parent's equity	997	1,017
Total liabilities and Parent's equity	$1,355	$1,356

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Unaudited, in millions)

	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities	$228	$203
Cash flows from investing activities:
Capital expenditures	(39)	(32)
Additions to equity method investments	(12)	(1)
Distributions of capital from equity investments	21	—
Acquisition of business, net of cash acquired	(9)	—
Net cash used in investing activities	(39)	(33)
Cash flows from financing activities:
Payments on license obligations	(5)	(4)
Transfers to Parent and affiliates, net	(213)	(172)
Net cash used in financing activities	(218)	(176)
Effect of exchange rate changes on cash and cash equivalents	(1)	—
Decrease in cash, cash equivalents, and restricted cash	(30)	(6)
Cash, cash equivalents, and restricted cash, beginning of period	62	36
Cash, cash equivalents, and restricted cash, end of period	$32	$30

Supplemental cash flow information:
Cash paid for income taxes	$4	$2

See accompanying notes to condensed combined financial statements.

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(amounts in USD and in millions)

(1) Description of the Business and Summary of Significant Accounting Policies

Background and nature of operations

The accompanying condensed combined interim carve-out financial statements include the historical accounts of the Scientific Games Corporation (“the Parent”), 100%-owned direct and indirect subsidiaries that hold substantially all of the assets of, and operate, the lottery business, herein collectively referred to as “the Lottery Business”, “we”, "us", and “our.”

The Lottery Business provides instant and draw lottery products and related value-added services including licensed brands used in instant lottery products, and loyalty, reward services, and lottery systems products and comprehensive services generally comprised of point-of-sale terminals, a central system, customized computer software, data communication services, support and/or related equipment.

Basis of presentation

The accompanying combined carve out financial statements of the Lottery Business have been derived from the unaudited condensed consolidated financial statements and accounting records of Scientific Games Corporation using the historical results of operations and historical cost basis of the assets and liabilities as if the Lottery Business operated on a stand-alone basis during the periods presented.

The accompanying condensed combined financial statements of the Lottery Business have been prepared in accordance with the accounting rules applicable for interim periods and therefore, do not include all information and footnotes necessary for complete financial statements in conformity with accounting principles generally accepted in the United States ("GAAP"). For ease of reference the accompanying condensed combined carve out financial statements are herein referred to as "financial statements" unless otherwise stated or the context requires otherwise. All intercompany balances and transactions within the Lottery Business have been eliminated. Transactions between the Lottery Business and the Parent and its other subsidiaries are reflected as affiliate transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Lottery Business. In addition, the accompanying financial statements include certain costs that have been allocated from the Parent, which relate to certain corporate functions and shared services performed by the Parent, including but not limited to, finance, human resources, legal, information technology and other. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount, or other relevant measures.

We believe the assumptions underlying the financial statements, including assumptions regarding the allocations from the Parent, are reasonable. Nevertheless, the financial statements may not include all of the expenses that would have been incurred had the Lottery Business been a stand-alone company during the periods presented and may not reflect the Lottery Business’s financial position, results of operations, and cash flows had the Lottery Business been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Lottery Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology, infrastructure and acquisition of intellectual property. For additional information related to costs allocated to the Lottery Business by the Parent, see Note 12.

In the opinion of management, we have made all adjustments necessary to present fairly our combined financial position, results of operations, comprehensive income and cash flows for the periods presented. Such adjustments are of a normal, recurring nature. These financial statements should be read in conjunction with the 2020 combined financial statements and related notes. Interim results of operations are not necessarily indicative of results of operations to be expected for a full year.

We have two business segments – Instant Products and Lottery Systems – representing our instant and draw-based lottery products and related services and comprehensive lottery system solutions to lottery operators worldwide. We had $52 million and $54 million in Property and equipment, net outside the U.S. as of September 30, 2021 and December 31, 2020, respectively. For additional information related to our business segments, see Note 2.

Impact of COVID-19

In March 2020, the World Health Organization declared the rapidly spreading COVID-19 outbreak a pandemic. In response to the COVID-19 pandemic, governments across the world implemented a number of measures to prevent its spread, including but not limited to, the temporary closure of a substantial number of gaming operations establishments and disruptions to lottery operations, and travel restrictions, which are affecting the Lottery Business in a number of ways. During the latter part of the second quarter and throughout the remainder of 2020, lifting of restrictions began. During the fourth quarter of 2020 and in the response to the second wave of the COVID-19 pandemic, certain jurisdictions implemented additional temporary closures.

The Lottery Business has experienced relative growth and recovery as the shelter in place orders and lockdowns have been eased back resulting in increased foot traffic and more spending by end players, coupled with international retail establishments that have now substantially re-opened. Lottery sales were down meaningfully initially as a result of the pandemic, but have since largely recovered in the U.S. and international markets. The disruptions to lottery operations and travel restrictions had an adverse effect on the results of operations, cash flows and financial condition during the nine months ended September 30, 2020.

The current state reflects continued fluctuations in infection rates and regulations for various regions along with ongoing domestic and international travel restrictions or warnings, social distancing measures, reduced operating capacity and an overall economic and general uncertainty regarding the magnitude and length of time that these disruptions will continue. These circumstances may change in the future and such changes could be material.

Significant Accounting Policies

There have been no changes to our significant accounting policies described within the notes to our 2020 financial statements.

New Accounting Guidance - Recently Adopted

The FASB issued ASU No. 2021-05, Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments, on July 19, 2021. The new guidance requires the lessor to classify a lease with variable lease payments that do not depend on an index or a rate as an operating lease at lease commencement if classifying the lease as a sales-type lease or direct financing lease would result in the recognition of a selling loss. We adopted this standard during the third quarter of 2021 on a prospective basis. The adoption of this guidance did not have a material effect on our financial statements.

We do not expect that any other recently issued accounting guidance will have a significant effect on our financial statements.

Acquisition of Sideplay Entertainment and Preliminary Purchase Accounting

On September 3, 2021, we acquired Sideplay Entertainment (“Sideplay”), a digital “e-instant” content studio. The acquisition allows us to expand our iLottery content portfolio and accelerate growth of this line of business. Sideplay has been included in our Lottery Systems business segment.

We accounted for this acquisition using the acquisition method of accounting allocating the total consideration transferred to acquired tangible and intangible assets and assumed liabilities based on estimated fair values. The fair value determination of the acquired assets and assumed liabilities requires significant judgments and estimates. The estimated fair values of the acquired assets, assumed liabilities, and resulting goodwill are subject to adjustment as we finalize our purchase price accounting, and such adjustments could be material.

The total consideration transferred was $25 million consisting of $10 million in cash and $15 million total contingent acquisition consideration. The fair value of the contingent acquisition consideration has been preliminarily determined using a real options valuation technique and level 3 inputs in the hierarchy as established by ASC 820 The maximum payout for the contingent acquisition consideration is $23 million and is primarily based on reaching certain performance based targets. The discount rates used in the valuation analysis were 7% to 29%.

The preliminary allocation of the purchase price resulted in $9 million allocated to intangible assets primarily consisting of technology and customer relationship and $16 million allocated to goodwill. The fair value of intangible assets that have been preliminarily identified was determined using a combination of the relief from royalty method, cost approach and the excess earnings method using level 3 inputs in the hierarchy as established by ASC 820.

The factors contributing to the recognition of acquisition goodwill are based on customer offering diversification, expected synergies, assembled workforce and other strategic benefits. None of the resultant goodwill is expected to be deductible for income tax purposes.

The amount of revenue and earnings associated with the above acquisition and since the acquisition date included in the condensed combined financial statements was not significant to our financial statements.

Subsequent events

We evaluated subsequent events through November 19, 2021, which is the date the financial statements were available to be issued.

On October 28, 2021, the Parent announced that it had entered into a definitive agreement to sell the Lottery Business to Brookfield Business Partners L.P. together with its institutional partners (collectively “Brookfield”) for total consideration of $6.05 billion consisting of $5.825 billion in cash and an earn-out of up to $225 million based on the achievement of certain EBITDA targets in 2022 and 2023. The Parent expects to complete this transaction in the first half of 2022, subject to applicable regulatory approvals and customary closing conditions.

(2) Business Segments

Operating segments are components of the Lottery Business for which separate discrete financial information is available to and evaluated regularly by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. We report our operations in two business segments – Instant Products and Lottery Systems – representing our different products and services. In evaluating financial performance, our CODM focuses on Adjusted EBITDA (“AEBITDA”) as management’s segment measure of profit or loss, which is described below. The following tables present our segment information:

	Nine Months Ended September 30, 2021
			Unallocated and
	Instant	Lottery	Reconciling
	Products	Systems	Items (1)	Total
Total revenue	$504	$265	$—	$769
AEBITDA(2)	265	99	(11)	353
Reconciling items to net income before income taxes:
Depreciation and amortization	(16)	(26)	—	(42)
Restructuring and other	(1)	—	—	(1)
EBITDA from equity investments (2)			(61)	(61)
Earnings from equity investments			35	35
Other expense, net			(5)	(5)
Stock-based compensation			(11)	(11)
Net income before income taxes				$268

(1)	Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes.
(2)	AEBITDA is reconciled to net income before income taxes and includes the following adjustments: (1) restructuring and other, which includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) major litigation; and (vi) acquisition costs and other unusual items; (2) depreciation and amortization expense and impairment charges (including goodwill impairments); (3) interest expense; (4) income tax expense; (5) stock-based compensation; and (6) other (expense) income, net, including foreign currency gains and (losses). In addition to the preceding adjustments, we exclude earnings (loss) from equity method investments and add (without duplication) our pro rata share of EBITDA of our equity investments, which represents our share of earnings (whether or not distributed to us) before income tax expense, depreciation and amortization expense, and interest income (expense), net of our joint ventures and minority investees. AEBITDA is presented exclusively as our segment measure of profit or loss.

	Nine Months Ended September 30, 2020
			Unallocated and
	Instant	Lottery	Reconciling
	Products	Systems	Items (1)	Total
Total revenue	$426	$237	$—	$663
AEBITDA(2)	219	78	(35)	262
Reconciling items to net income before income taxes:
Depreciation and amortization	(19)	(28)	—	(47)
Restructuring and other	(5)	(6)	—	(11)
EBITDA from equity investments (2)			(21)	(21)
Loss from equity investments			(5)	(5)
Other income, net			8	8
Stock-based compensation			(3)	(3)
Net income before income taxes				$183

(1)	Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes.
(2)	AEBITDA and EBITDA from equity investments are described in footnote (2) to the first table in this Note 2.

(3) Revenue Recognition

The following table disaggregates our revenues by segment, line of business, and by geographical location:

	Revenue recognized for
	Nine Months Ended
	September 30,
Revenue by segment and line of business	2021	2020
Instant products:
SGEP	$236	$207
PPK	175	145
POS	93	74
Total instant products	$504	$426
Lottery systems:
Systems and solutions(1)	$247	$228
iLottery	18	9
Total lottery systems	$265	$237
Total	$769	$663

Revenue by geography
U.S.	$548	$462
International	221	201
Total	$769	$663

(1)	Product sales included in lottery systems were $51 million, and $75 million for the nine months ended September 30, 2021, and 2020, respectively.

Contract Liabilities and Other Disclosures

The following table summarizes the activity in our contract liabilities for the reporting period:

Nine Months Ended
September 30, 2021
Contract liability balance, beginning of period(1)	$50
Liabilities recognized during the period	24
Amounts recognized in revenue from beginning balance	(25)
Contract liability balance, end of period(1)	$49

(1)	Long-term contract liabilities are included within Other long-term liabilities.

The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities). Revenue recognition is generally proximal to conversion to cash, except for the POS instant products revenue. Revenue is recognized for such contracts upon delivery to our customers, while conversion to cash is based on the retail sale of the underlying tickets to end consumers. As a result, revenue recognition under ASC 606 does not approximate conversion to cash for such contracts in any periods presented. The following table summarizes our opening and closing balances in these accounts (other than contract liabilities disclosed above):

	Receivables	Contract Assets
End of period balance, December 31, 2020	$153	$86
End of period balance, September 30, 2021	182	75

(4) Inventories

Inventories consisted of the following:

	As of
	September 30, 2021	December 31, 2020
Parts and work-in-process	$36	$35
Finished goods	43	37
Total inventories	$79	$72

Parts and work-in-process include parts for terminals and instant ticket materials, as well as labor and overhead costs for work-in-process associated with the manufacturing of instant tickets and lottery terminals. Our finished goods inventory primarily consists of instant products.

(5) Property and Equipment, net

Property and equipment, net consisted of the following:

	As of
	September 30, 2021	December 31, 2020
Land	$9	$9
Buildings and leasehold improvements	74	70
Lottery machinery and equipment	540	511
Furniture and fixtures	6	6
Construction in progress	30	37
Less: accumulated depreciation	(488)	(464)
Total property and equipment, net	$171	$169

Depreciation expense is excluded from Cost of instant products, Cost of lottery systems, and Other operating expenses and is separately presented within depreciation and amortization.

	Nine Months Ended September 30,
	2021	2020
Depreciation expense	$24	$25

(6) Intangible Assets, net and Goodwill

Intangible assets, net

The following tables present certain information regarding our intangible assets as of September 30, 2021 and December 31, 2020:

	September 30, 2021			December 31, 2020
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Carrying Value	Amortization	Balance	Carrying Value	Amortization	Balance
Amortizable intangible assets:
Customer relationships	$16	$(14)	$2	$14	$(14)	$—
Intellectual property	17	(7)	10	11	(6)	5
Licenses	86	(63)	23	87	(61)	26
Patents and other	11	(7)	4	12	(9)	3
	130	(91)	39	124	(90)	34
Non-amortizable intangible assets:
Trade names	33	(2)	31	33	(2)	31
Total intangible assets	$163	$(93)	$70	$157	$(92)	$65

The following reflects intangible amortization expense included within depreciation and amortization:

	Nine Months Ended September 30,
	2021	2020
Amortization expense	$6	$12

Goodwill

The table below reconciles the change in the carrying value of goodwill, for the period from December 31, 2020 to September 30, 2021.

	Instant Products	Lottery Systems (1)	Total
Balance as of December 31, 2020	$330	$23	$353
Acquired goodwill	—	16	16
Foreign currency adjustments	(3)	(1)	(4)
Balance as of September 30, 2021	$327	$38	$365

(1)	Accumulated goodwill impairment charges as of September 30, 2021 were $137 million.

(7) Software, net

Software, net consisted of the following:

	As of
	September 30, 2021	December 31, 2020
Software	$184	$172
Accumulated amortization	(120)	(109)
Software, net	$64	$63

The following reflects amortization of software included within depreciation and amortization:

	Nine Months Ended September 30,
	2021	2020
Amortization expense	$12	$10

(8) Equity Investments

Equity investment consisted of the following:

			Equity earnings		Cash distributions and
			(loss) recognized		dividends received
	Equity investment		for the Nine Months Ended		for the Nine Months Ended
	balance as of		September 30,		September 30,
Equity Investment	September 30, 2021	December 31, 2020	2021	2020	2021	2020
LNS	$194	$202	$31	$5	$32	$16
GLB and CSG	25	26	3	2	4	—
Greece	11	16	(3)	(3)	—	—
Northstar NJ and NJ Supply Co	27	14	4	(8)	—	3
Other	1	1	—	(1)	—	—
Total under equity method	$258	$259	$35	$(5)	$36	$19

(9) Leases

Our operating leases primarily consist of real estate leases such as offices, warehouses, and research and development facilities. Our leases have remaining lease terms ranging from 1 year to 10 years, some of which include options to extend the leases for up to 5 years or to terminate the leases within 1 year. Our finance leases are immaterial.

Supplemental balance sheet and cash flow information related to operating leases is as follows:

	As of
	September 30, 2021	December 31, 2020
Operating lease right-of-use assets(1)	$31	$27
Accrued liabilities	8	7
Operating lease liabilities	24	21
Total operating lease liabilities	$32	$28
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases for the nine-month periods ended September 30, 2021 and 2020, respectively	$7	$7
Weighted average remaining lease term, years	5	5
Weighted average discount rate	5%	5%

(1)	Operating lease right-of-use assets obtained in exchange for lease obligations were immaterial.

Lease liability maturities:

Operating Leases
Remainder of 2021	$2
2022	9
2023	8
2024	6
2025	5
Thereafter	6
Less: imputed interest	(4)
Total	$32

As of September 30, 2021, we did not have material additional operating leases that have not yet commenced.

(10) Parent’s Equity

The following table presents certain information regarding Parent’s equity as of September 30, 2021 and September 30, 2020:

			Accumulated
		Accumulated	Other
	Retained	Net Parent	Comprehensive
	Earnings	Investment	Loss	Total
January 1, 2021	$—	$1,037	$(20)	$1,017
Net income	202	—	—	202
Transactions with parent and affiliates, net	(202)	(4)	—	(206)
Other comprehensive loss	—	—	(16)	(16)
September 30, 2021	$—	$1,033	$(36)	$997

			Accumulated
		Accumulated	Other
	Retained	Net Parent	Comprehensive
	Earnings	Investment	Loss	Total
January 1, 2020	$—	$1,065	$(48)	$1,017
Net income	131	—	—	131
Transactions with parent and affiliates, net	(131)	(44)	—	(175)
Other comprehensive income	—	—	16	16
September 30, 2020	$—	$1,021	$(32)	$989

(11) Income Taxes

We consider new evidence (both positive and negative) at each reporting period that could affect our view of the future realization of deferred tax assets. Based upon the evaluation of all available evidence, we maintain a valuation allowance for certain of our foreign operations as of September 30, 2021.

Our effective income tax rate for the nine months ended September 30, 2021 and 2020 was 24.6% and 28.4%, respectively. The rate was determined using an estimated annual effective tax rate after considering any discrete items for such periods. The tax rates in both periods differ from the U.S. statutory rate primarily due to state income taxes and foreign earnings at rates other than the U.S. statutory rate.

As discussed in Note 1, the COVID-19 disruptions significantly impacted certain segments of our business during 2020 and through the first quarter of 2021. We considered the COVID-19 disruptions in our ability to realize deferred tax assets in the future and determined that such conditions did not change our overall valuation allowance positions. Additionally, we continue to monitor and evaluate the tax implications resulting from any existing and forthcoming legislation passed in response to COVID-19 in the federal, state, and foreign jurisdictions where we have an income tax presence.

(12) Related Party Transactions

Parent Services

Parent services represent allocations of corporate level general and administrative expenses, including but not limited to, finance, corporate development, human resources, legal, information technology, as well as rental fees for shared assets. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount or other relevant measures, which we believe to be the most meaningful allocation methodologies.

Total parent services expense recorded for the nine months ended September 30, 2021 and 2020 was $25 million and $22 million, respectively, and is included in Selling, general and administrative expenses. These charges are not cash settled but allocated for purposes of these financial statements and as such are accounted for as a component of Parent’s equity.

IP Licensing

The Parent frequently licenses intellectual property (“IP”) from third parties, which is utilized by the Lottery Business in developing the instant games. These IP licenses are generally pushed down to the Lottery Business at the origination of these agreements based upon agreed usage commitment. We account for these minimum guaranteed obligations within accrued and other long-term liabilities at the onset of the license arrangement and record a corresponding license asset within intangible assets, net. The total liability associated with these agreements as of September 30, 2021 and December 31, 2020 was $26 million and $31 million, respectively.

Amortization expense related to these licenses and recorded in depreciation and amortization for the nine months ended September 30, 2021 and 2020 was $4 million and $9 million, respectively.

We market many of our products under trademarks and copyrights that provide product differentiation and recognition and promote our portfolio of product offerings. All of our games feature elements that are subject to copyrights and protection. In addition, we generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our products and games. Protections for trademarks exist in many countries, including the U.S., for as long as the trademark is registered and/or used. Registrations are generally issued for fixed, but renewable terms, although trademark rights may exist whether or not a mark is registered and the duration of the registrations varies by country.